# SEC Schedule 13G/A (Amendment No. 21) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PetVivo Holdings, Inc., CIK 0001512922
CUSIP: 716817408
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5251 EDINA INDUSTRIAL BLVD, 5251 EDINA INDUSTRIAL BLVD, EDINA, Minnesota (MN), 55439
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001291984-25-000002
Filed by CIK 0001291984

## Reporting persons
- CRUDEN STANLEY C: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 2,441,920; sole dispositive power 2,441,920; aggregate amount beneficially owned 2,441,920 (10% of the class)

## Item 1. Issuer
Name of issuer: PetVivo Holdings, Inc.
Address of issuer's principal executive offices: 5251 EDINA INDUSTRIAL BLVD, 5251 EDINA INDUSTRIAL BLVD, EDINA, MINNESOTA, 55439.

## Signatures
- CRUDEN STANLEY C: Stanley C. Cruden, Individual (07/28/2025)